TCW Funds, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, CA 90017

July 15, 2008

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Funds, Inc. (the “Registrant”) Registration Statement on Form N-14

(the “Registration Statement”) (File No. 333-151313)

Dear Ms. Lithotomos,

On July 3, 2008, the Registrant filed Pre-Effective Amendment No. 1 to the Registration Statement relating to the proposed reorganization of TCW Equities Fund into the TCW Focused Equities Fund (each a “Fund” and collectively, the “Funds”) (the “Reorganization”). On July 10, 2008, you provided oral comments. Please find below the Registrant’s responses to your comments. For your convenience, I have summarized your comments.

1.	Comment. Please explain why the TCW Focused Equities Fund will be the accounting and performance survivor following the Reorganization.

Response. The TCW Focused Equities Fund will be the accounting and performance survivor of the Reorganization based on the Securities and Exchange Commission (“SEC”) staff’s statements of position in the IDS Financial Corp. No-Action Letter (pub. avail. Dec. 19, 1994) and North American Security Trust No-Action Letter (pub. avail. Aug. 5, 1994). Under the no-action letters, factors relevant to determining which predecessor fund the surviving fund most closely resembles include a comparison of the relevant funds’: (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. Following is a summary of the application of the factors set forth in the SEC staff’s “resemblance” test from IDS Financial Corp. to the Reorganization:

A.	Investment Adviser. Each Fund is advised by TCW Investment Management Company (the “Adviser”). Following completion of the Reorganization, the Adviser will continue to serve as investment adviser to the TCW Focused Equities Fund.

July 15, 2008

B.	Investment Objectives, Policies and Restrictions. As disclosed in the Proxy Statement/Prospectus, the Adviser believes that the investment objectives, policies and restrictions of the TCW Focused Equities Fund are sufficiently similar to those of the TCW Equities Fund to make the TCW Focused Equities Fund an appropriate merger partner. However, differences do exist, as disclosed in the Proxy Statement/Prospectus. The primary difference between the TCW Focused Equities Fund and TCW Equities Fund is the concentrated nature of the TCW Focused Equities Fund, which generally holds between 25 and 40 securities. Following the Reorganization, the survivor’s investment objective, policies and restrictions will reflect the current investment objective, policies and restrictions of the TCW Focused Equities Fund.

C.	Expense Structure, Asset Size and Portfolio Composition. Following the Reorganization, the management fee and overall expense structure of the survivor will reflect those of the TCW Focused Equities Fund, subject to an anticipated reduction of operating expenses due to realization of scale efficiencies.

As of April 30, 2008, the TCW Focused Equities Fund’s net assets were approximately $57.1 million, while those of the TCW Equities Fund were approximately $44.5 million.

Consummation of a Reorganization will, of course, impact the TCW Focused Equities Fund’s portfolio and cause it to reflect, to some degree, the portfolio holdings of the corresponding TCW Equities Fund immediately after the Reorganization. Consistent with applicable tax laws impacting tax-free reorganizations and protection of the best interests of the post-Reorganization shareholders of the TCW Focused Equities Fund, it is anticipated that the post-Reorganization fund over time will reflect the investment objective and policies of the TCW Focused Equities Fund.

In considering the factors as set forth under the IDS Financial Corp. No-Action Letter and North American Security Trust No-Action Letter, the TCW Focused Equities Fund will be treated as the accounting survivor and will retain its performance record following the Reorganization.

2.	Comment. Please include the information contained in Appendix D in the body of the Proxy Statement/Prospectus.

Response. Please note that we have decided to incorporate by reference the prospectus of the TCW Focused Equities Fund, which contains the shareholder guide information in Appendix D. As a result, a copy of the TCW Focused Equities Fund prospectus will accompany the Proxy Statement/Prospectus and Appendix D will be deleted.

3.	Comment. Please confirm that there will be no “dumping” of securities of the TCW Equities Fund as a result of the Reorganization.

July 15, 2008

Response. There will be no “dumping” of securities of the TCW Equities Fund. In order to qualify as a tax-free reorganization, the TCW Focused Equities Fund must maintain a significant portion of the TCW Equities Fund’s assets.

4.	Comment. Please confirm whether securities held by the Funds will be valued differently.

Response. The securities held by the Funds will not be valued differently. The process used to value the securities in TCW Equities Fund is identical to that of the TCW Focused Equities Fund.

5.	Comment. Please provide additional details on the terms of the Expense Limitation Agreement.

Response. A copy of the revised Expense Limitation Agreement, which contains the specific terms, will be included as an exhibit to Pre-Effective Amendment No. 2.

If you have any questions or additional comments, please call the undersigned at 213-244-0290.

Sincerely,

/s/ Philip K. Holl
Philip K. Holl
Secretary
TCW Funds, Inc.